(e) (1)(i)

SCHEDULE A TO DISTRIBUTION AGREEMENT

List of Funds

As of [    ], 2018

Impact Shares NAACP Minority Empowerment ETF

Impact Shares Sustainable Development Goals Global Equity ETF

Impact Shares YWCA Women’s Empowerment ETF